UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 13, 2015, Amaya Inc. (the “Company”) announced, among other things, its financial results for the period ended June 30, 2015. The Company issued a news release with respect to the same (the “Release”) and filed on SEDAR at www.sedar.com its (i) Interim Condensed Consolidated Financial Statements for the period ended June 30, 2015 (the “Q2 Financial Statements”), (ii) Management’s Discussion and Analysis for the period ended June 30, 2015 (the “Q2 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated August 13, 2015 (the “CEO Certification”) and (iv) Chief Financial Officer Certification of Interim Filings, dated August 13, 2015 (the “CFO Certification”). Copies of the Release, Q2 Financial Statements, Q2 MD&A, CEO Certification and CFO Certification are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: August 13, 2015	By:	/s/ Daniel Sebag
Daniel Sebag Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated August 13, 2015

99.2	Interim Condensed Consolidated Financial Statements for the period ended June 30, 2015

99.3	Management’s Discussion and Analysis for the period ended June 30, 2015

99.4	Chief Executive Officer Certification of Interim Filings, dated August 13, 2015

99.5	Chief Financial Officer Certification of Interim Filings, dated August 13, 2015